UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2023

COMMISSION FILE NUMBER 001-41045

Mynaric AG
(Registrant’s name)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):   ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On April 25, 2023, Mynaric AG issued an Ad-Hoc and a corporate news. A copy of the Ad-Hoc is furnished as Exhibit 99.1 and a copy of the corporate news is furnished as Exhibit 99.2 hereto.

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DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit
99.1	Mynaric secures EUR 80.6 million debt/equity financing by way of a US$75 million secured loan and a EUR 12.4 million capital increase from authorized capital

99.2	Mynaric announces date of preliminary full-year 2022 financial results webcast and provides preliminary full-year 2022 results update

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

By	/s/ Sven Meyer-Brunswick
	Name:	Sven Meyer-Brunswick
	Title:	Authorized Representative

Date: April 25, 2023

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